PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE March 27, 2009

GRANT OF STOCK OPTIONS

Vancouver, British Columbia, March 27, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) announces that the Board of Directors has approved the grant, subject to regulatory approval, of incentive stock options under the Company’s 10% Rolling Stock Option Plan to certain directors, officers, employees, consultants and service providers of the Company, to purchase up to 2,905,000 common shares of the Company. The options are exercisable at a price of $0.23 per common share for a period of five years ending March 27, 2014.  The stock options will vest as to one-quarter immediately and a further one-quarter every three months thereafter until fully vested.

The Company currently has 118,955,563 common shares outstanding and, including the grant approved today, a total of 6,940,000 common shares subject to options outstanding under the Stock Option Plan.

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com